

May 5, 2016

Jesse C. Kean, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019

Re: BlackRock Collateral Trust, File No. 333-210648

Dear Mr. Kean:

We have reviewed the registration statement for BlackRock Collateral Trust – BlackRock Government Collateral Pledge Unit filed on Form N-1A with the Securities and Exchange Commission on April 7, 2016, and have the comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Cover Page

1. Please provide the staff with the Fund's ticker symbol in advance so that the staff can assess whether it is appropriate for the Fund or potentially misleading in any way.

2. Please explain to the staff what the name of the Fund means, particularly the phrase "Collateral Pledge Unit." The staff may have additional comments based on the Fund's response. Please also consider including an explanation of the name in the Principal Investment Strategies section of the prospectus.

Fees and Expenses

3. On page S-1, the prospectus states, "The Fund may also pay 'Acquired Fund Fees and Expenses.'" Because the Fund will be investing significantly in underlying funds, please change "may" to "will."

Fee Table

4. Please provide the staff with a completed fee table as soon as practicable.

5. Please confirm to the staff that there is no fee waiver currently in place or, if there is, please describe the terms in a footnote to the fee table.

Principal Investment Strategies

6. In the first paragraph of this section, please state in bold that the Fund is not a money market fund and does not seek to maintain a stable NAV of $1.00.

7. In the first or second paragraph of this section, please disclose specifically how the Fund differs from a money market fund. A general sentence that the Fund is not subject to limits and rules regarding money market funds is insufficient. Please explain in what ways it differs from a money market fund (e.g., which money market fund limits the Fund complies with and which ones it does not). The staff may have additional comments based on the Fund's response.

8. On page S-1, the prospectus states, "The Fund seeks to achieve its investment objective by investing under normal circumstances, at least 80% of its net assets in a portfolio of U.S. dollar-denominated government securities and other money market securities eligible for investment by U.S. government money market funds . . ." Please confirm to the staff that the "U.S. dollar-denominated government securities" referenced here are also "eligible for investment by U.S. government money market funds" (*i.e.*, that the latter does not refer only to the "other money market securities" referenced in that sentence).

9. The Fund should revise its investment policy to state that it will invest at least 80% of its net assets (plus any borrowings) in U.S. government securities, as required by Rule 35d-1. The Fund's current 80% policy applies to "government money market funds," which could include significant investments in cash, thereby failing to comply with the Rule. The staff does not object to the Fund investing in repurchase agreements collateralized by government securities as part of its 80% investment policy.

10. On page S-1, the prospectus states, "The Fund generally allocates and reallocates its assets among the Underlying Funds on a monthly basis on an approximate *pro rata* basis based on the amount of net assets of each Underlying Fund." Please describe this *pro rata* allocation.

More Information About the Fund

11. On Page 1, the prospectus contains a discussion regarding the underlying funds in which the Fund expects to invest a substantial portion of its assets. Please confirm whether any of these underlying funds will impose fees and gates. If yes, please consider whether the Fund needs to add related risk disclosure.

12. On page 1, please revise the disclosure for each underlying money market fund in which the Fund expects to invest to comply with Money Market Fund FAQ 51, which explains that Rule 35d-1 applies to money market funds with the term "government" in their names. Please note that for purposes of the underlying funds' 80% investment policies, cash may not be included and repurchase agreements must be collateralized by government securities.

Statement of Additional Information

Investment Strategies and Risks

13. On page 3, the SAI states that the Fund is classified as "diversified." Because this Fund is primarily invested in underlying investment companies, please explain how investing in underlying funds is consistent with the definition of a diversified fund.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6405.

Sincerely,

/s/ Samantha Brutlag

Samantha Brutlag
Attorney
Disclosure Review Office